Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn E. Augur
Assistant Vice President
and Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com
VIA Email & EDGAR

April 17, 2020

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re:            The Lincoln National Life Insurance Company
Post-Effective Amendment No. 3
File No. 333-231487

Dear Mr. Zapata:

This letter is in response to your comments received on April 13, 2020, with respect to the above referenced matter.

1.
COVID-19 Disclosure – Please consider whether Lincoln’s disclosures should be revised to include an indication that current market conditions could impact the markets of the indices Lincoln uses to calculate its obligations under the contract.  Further, considering that Lincoln’s obligations under the contract are based on its financial strength and that recent events could affect the company’s financial strength and claims paying ability, please consider whether additional disclosure is necessary.

Response: Lincoln refers the Staff to page 15 of the prospectus, which provides detailed disclosure on market risk and other risk factors with respect to the indices.  In addition, the prospectus includes detailed disclosure describing the Company’s financial strength and claims paying ability.

In addition to those disclosures, Lincoln has added enhanced disclosure related to COVID-19, on page 17 and again on page 51 of the prospectus.

2.
Presentation of Examples – For both new and existing examples, please use defined terms in the tables and amend the amend to show Performance Trigger Rate in the calculation of Segment Maturity Rate.  Consider adding equations with the defined terms.

Response:  The disclosure has been revised accordingly.

3.
Crediting Method – Consider adding an additional heading to the section on the bottom of page 21 where there is a discussion as to choices of crediting methods to separate it from the prior section titled “Indexed Segment with Annual Locks”.

Response: Lincoln has added a heading titled “Crediting Method Considerations”.

We will file revised prospectuses along with an updated consent in an upcoming POS AM filing. We will also submit a request to accelerate the effective date to May 1, 2020. Please call my mobile phone at (860) 335-4855 with questions or additional comments.
Sincerely,
Carolyn Augur

Lincoln Level Advantage® B-Share Individual Variable and Index-Linked Annuity Contracts
Lincoln Life Variable Annuity Account N
May 1, 2020
Home Office:
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802
www.LincolnFinancial.com
1-877-737-6872
This prospectus describes an individual flexible premium variable and index-linked deferred annuity contract issued by The Lincoln National Life Insurance Company (Lincoln Life or Company).
This contract can be purchased as either a nonqualified annuity or qualified retirement annuity under Section 408 (IRAs) or 408A (Roth IRAs) of the tax code. Generally, you do not pay federal income tax on the contract's growth until it is paid out. You receive tax deferral for an IRA whether or not the funds are invested in an annuity contract. Further, if your contract is a Roth IRA, you generally will not pay income tax on a distribution, provided certain conditions are met. Therefore, there should be reasons other than tax deferral for purchasing a qualified annuity contract. We offer other types of annuity contracts that may offer different investment options, features, and optional benefits. You should carefully consider whether or not this contract is the best product for you.
The contract is designed to accumulate Contract Value and to provide retirement income over a certain period of time or for life subject to certain conditions. The benefits offered under this contract may be a variable or index-linked amount or both. This contract also offers a Death Benefit payable upon the death of the Contractowner or Annuitant. This prospectus is used by both new purchasers and current Contractowners.
This prospectus describes all material rights and obligations of annuity purchasers under the contract.
The state in which your contract is issued will govern whether or not certain features, riders, restrictions, limitations, charges and fees will apply to your contract. All material state variations are discussed in this prospectus, however, non-material variations may not be discussed. You should refer to your contract regarding state-specific features. Please check with your registered representative regarding availability.
The minimum initial Purchase Payment for the contract is $25,000. Additional Purchase Payments may be made to the contract, subject to certain restrictions, and must be at least $100 per payment ($25 if transmitted electronically), and at least $300 annually. We reserve the right to limit, restrict, or suspend Purchase Payments made to the contract upon advance written notice. Purchase Payments and Contract Value may be allocated to the Indexed Accounts only on the initial Start Date or Indexed Anniversary Date and must be at least $2,000.
You choose whether to invest in variable investment options, in one or more index-linked accounts, or both.
You invest in the index-linked portion of the contract by choosing one or more of the available Indexed Accounts. Indexed Accounts are established for either 1-, 3-, or 6-year terms, and the return on these accounts at the end of the term is based in part on the performance of a specified index. The gain for each Indexed Segment at the end of a term is determined using (i) a specified Performance Cap, which is the highest Performance Rate that we will credit (ii) a specified percentage of positive performance based on a Participation Rate, or (iii) a Performance Trigger Rate that provides a specified rate of return if the performance of the index is zero or positive depending on which crediting method you choose. Your Contract Value will not be impacted by any loss up to the applicable Protection Level if you hold for the length of the term. The returns on the 6-year Indexed Accounts are calculated either with an Annual Lock or without an Annual Lock. An Interim Value for each Indexed Segment is calculated each Valuation Date prior to the last day of the term.
The Indexed Accounts of the contract are supported by the assets of a non-registered, non-insulated separate account of the Company which has been established to support the Company’s obligations with respect to the Indexed Accounts. The Indexed Accounts are not invested in any underlying fund. We do not guarantee how any of the Indexed Accounts will perform. There is a risk of loss of your investment because you agree to absorb all losses in excess of the level of protection you selected.
Index-linked annuity contracts are complex insurance and investment vehicles. Investors should speak with a financial professional about the contract’s features, benefits, risks, and fees, and whether the contract is appropriate for the investor based upon his or her financial situation and objectives.

14.	The only available annuitization option for the Indexed Accounts is i4LIFE® Indexed Advantage, which has an additional charge.
Risks of Investing in the Subaccounts
1.	You take all the investment risk on the Contract Value and the retirement income for amounts placed into one or more of the Subaccounts, which invest in corresponding underlying funds. If the Subaccounts you select make money, your Contract Value goes up; if they lose money, your Contract Value goes down. How much it goes up or down depends on the performance of the Subaccounts you select.
2.	The dollar amount of the charge for certain optional Death Benefits may increase as your Contract Value increases.
3.	Your receipt of a Death Benefit over and above the amounts invested in the VAA is based on the claims paying ability and credit worthiness of Lincoln Life.
4.	Certain classes of funds are subject to risk factors as outlined below:
a. Certain funds offered as part of this contract have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the adviser or sub-adviser. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the adviser or sub-adviser, if applicable.
b. Certain funds invest their assets in other funds. As a result, you will pay fees and expenses at both fund levels. This will reduce your investment return. These arrangements are referred to as funds of funds or master-feeder funds, which may have higher expenses than funds that invest directly in debt or equity securities. An advisor affiliated with us manages some of the available funds of funds. Our affiliates may promote the benefits of such funds to Contractowners and/or suggest that Contractowners consider whether allocating some or all of their Contract Value to such portfolios is consistent with their desired investment objectives. In doing so, we may be subject to conflicts of interest insofar as we may derive greater revenues from the affiliated fund of funds than certain other funds available to you under your contract.
5.	Some of the underlying funds have reserved the right to temporarily or permanently refuse payments or transfer requests received from us, especially in cases of suspected market timing. To the extent permitted by applicable law, we, in turn, reserve the right to defer or reject your transfer request at any time we are unable to redeem shares of an underlying fund.
6.	Annuity Payouts will fluctuate with the performance of the Subaccounts.
Cyber Security and Business Interruption Risks
We rely heavily on interconnected computer systems and digital data to conduct our annuity products business. Because our business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such systems failures and cyber-attacks affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, systems failures and cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate Accumulation Unit value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract due to cyber-attacks or information security breaches in the future.
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In addition to cyber security risks, we are exposed to risks related to natural and man-made disasters and catastrophes, such as (but not limited to) storms, fires, floods, earthquakes, public health crises, malicious acts, and terrorist acts, any of which could adversely affect our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as COVID-19), could affect the ability or willingness of our employees or the employees of our service providers to perform their job responsibilities. Even if our employees and the employees of our service providers are able to work remotely, those remote work arrangements could result in our business operations being less efficient than under normal circumstances and could lead to delays in our processing of contract-related transactions, including orders from contract owners. Catastrophic events may negatively affect the computer and other systems on which we rely, impact our ability to calculate accumulation unit values, or have other possible negative impacts. There can be no assurance that we or our service providers will be able to successfully avoid negative impacts associated with natural and man-made disasters and catastrophes.
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Condensed Financial Information
Appendix A to this prospectus provides more information about Accumulation Unit values.
Investment Results for the VAA
At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods, with or without surrender charges. Results calculated without surrender charges will be higher. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value. The money market Subaccount's yield is based upon investment performance over a 7-day period, which is then annualized.
There can be no assurance that a money market fund will be able to maintain a stable net asset value of $1.00 per share. During periods of low interest rates, the yield of a money market fund may become extremely low and possibly negative. In addition, if the yield of a Subaccount investing in a money market fund becomes negative, due in part to Contract fees and expenses, your Contract Value may decline. An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The sponsor of a money market fund has no legal obligation to provide financial support to the fund, and you should not expect that the sponsor will provide financial support to the fund at any time. If, under SEC rules, a money market fund suspends payments of redemption proceeds, we will delay payment of any transfer, withdrawal, or benefit from a Subaccount investing in the money market fund until the fund resumes payment. If, under SEC rules, a money market fund institutes a liquidity fee, we may assess the fee against your Contract Value if a payment is made to you from a Subaccount investing in the money market fund.
The annual performance of the Subaccounts are based on past performance and do not indicate or represent future performance.
Investment Results for the Indexed Accounts
It is possible that you will not earn any gain on investments in the Indexed Segments. Investments in the Indexed Segments are not guaranteed unless you have elected the 100% Protection Level and hold the investment until the end of the Indexed Term. There is a risk of substantial loss of your principal. You agree to absorb all losses that exceed the Protection Level percentage you select.
The Lincoln National Life Insurance Company
The Lincoln National Life Insurance Company (Lincoln Life or Company), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to Contractowners under the contracts.
The portion of your Contract Value invested in the Indexed Segments is part of our general account. Therefore, any amounts that we may pay under the contract in excess of the value in the Subaccounts are subject to our financial strength, claims-paying ability, credit worthiness, and our long-term ability to make such payments.
We issue other types of insurance policies and financial products as well. In addition to any amounts we are obligated to pay in excess of Subaccounts under the contracts, we also pay our obligations under these products from our assets in the general account. Moreover, unlike assets held in the VAA, the assets of the general account are subject to the general liabilities of the Company and, therefore, to the Company’s general creditors. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other Contractowner obligations.
The general account is not segregated or insulated from the claims of the insurance company’s creditors. Investors look to the financial strength of the insurance companies for these insurance guarantees. Therefore, guarantees provided by the insurance company as to benefits promised in the prospectus are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may not be able to cover or may default on its obligations under those guarantees.
Our Financial Condition.  Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our general account. In general, those laws and regulations determine the amount and type of investments which we can make with general account assets.
In addition, state insurance regulations require that insurance companies calculate and establish on their financial statements, a specified amount of reserves in order to meet the contractual obligations to pay the claims of our Contractowners. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.
State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of liabilities, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our general account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.
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COVID-19. The worldwide coronavirus, or COVID-19, outbreak in the first quarter of 2020 has led to an extreme downturn in and volatility of the financial markets, record-low interest rates and wide-ranging changes in consumer behavior. As the economic and regulatory environment continues to react and evolve, we cannot reasonably estimate the length or severity of this event or the impact to our results of operations, financial condition and cash flows. However, in general, a deterioration in general economic and business conditions can have a negative impact on contract values, investment results and claims experience, while declines in or sustained low interest rates can cause a reduction in investment income, the interest margins of our businesses and demand for our products.
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How to Obtain More Information.  We encourage both existing and prospective Contractowners to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the VAA, are located in the SAI. If you would like a free copy of the SAI, please write to us at: PO Box 2348, Fort Wayne, IN 46801-2348, or call 1-877-737-6872. In addition, the SAI is available on the SEC’s website at http://www.sec.gov. You may obtain our audited statutory financial statements and any unaudited statutory financial statements that may be available by visiting our website at www.LincolnFinancial.com.
You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of an operating insurance company’s financial capacity to meet the obligations of its insurance and annuity contracts based on its financial strength and/or claims-paying ability. Additional information about rating agencies is included in the SAI.
Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.
Financial Statements
The December 31, 2019 financial statements of the VAA and the December 31, 2019 consolidated financial statements of Lincoln Life are located in the SAI. The SAI is part of the registration statement filed on Form N-4. If you would like a free copy of the SAI, complete and mail the request on the last page of this prospectus, or call 1-877-737-6872.
Investments of the Indexed Accounts
This contract offers several Indexed Accounts which provide a rate of return based in part on the performance of an index you select. This is the Performance Rate, and it may be positive or negative. An Indexed Account is defined by the index tracked, the length of the term, the Protection Level it provides, and whether or not the performance crediting method includes an Annual Lock.
You may allocate all or a portion of your Purchase Payments into one or more Indexed Accounts. The minimum allocation to an Indexed Account is $2,000; there is no maximum allocation limit. A new Indexed Segment is established upon an allocation to an Indexed Account. Each Indexed Segment has its own Start Date; Crediting Base; Performance Rate; Performance Cap or Participation Rate or Performance Trigger Rate; Contract Value; and End Date.
At this time, the available Indexed Accounts are:
Indexed Accounts with Performance Caps:
1-Year Indexed Accounts
S&P 500® Cap, 10% Protection
S&P 500® Cap, 20% Protection
S&P 500® Cap, 100% Protection
Russell 2000® Cap, 10% Protection
Capital Strength Net Fee IndexSM Cap, 10% Protection
MSCI EAFE Cap, 10% Protection
6-Year Indexed Accounts
S&P 500® Cap, 10% Protection
S&P 500® Cap, 20% Protection

Indexed Term Segment Start Date = 1/8/2018
Indexed Account = 1-Year with a 10% Performance Cap
Index Value at Beginning of Term = 1,569
Allocation to Indexed Segment = $100,000
Indexed Crediting Base = $100,000
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				B	A	= A + (B x A)
Indexed Segment Anniversary	Index Value	Index % Change	Performance Cap	Performance Rate	Indexed Crediting Based on the End Date (Prior to Segment Maturity Value calculation)	Segment Maturity Value
1/8/2019	1,679	+7%	10%	+7%	$100,000	$107,000
1/8/2020	1,880	+12%	10%	+10%	$107,000	$117,700
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This example assumes that a new 1-Year Indexed Segment was selected in 2019 to show the impact of the Performance Cap. In this example, the Performance Cap did not change for the new Segment. (The numbers were rounded for ease of understanding.)
The Indexed Crediting Base is used only to calculate the performance of Indexed Accounts on the End Date and to calculate the Interim Value. This amount is not available for surrender, withdrawal, transfer, annuitization or as a Death Benefit.
Indexed Segments With Participation Rates. The Performance Rate is the percentage change in the Index Value from the Start Date to the End date, adjusted by the Protection Level and Participation Rate. The Performance Rate can be positive, negative, or zero. The percentage change in the Index Value is calculated by subtracting the Index Value on the Start Date from the Index Value on the End Date. The difference is divided by the Index Value on the Start Date. The daily Index Value is posted on the index’s website. If an Index Value is not published for a particular day, we will use the Index Value at the close of the next Valuation Date the index is published.
If the percentage change of the Index Value from the Start Date to the End Date is positive, then the Performance Rate equals the Participation Rate multiplied by the percentage charge. If the percentage change in the Index Value is less than zero, then the Performance Rate is the lesser of 1) 0%, or 2) the percentage change in the Index Value plus the Protection Level
The amount credited to or deducted from the Indexed Segment is equal to the Performance Rate times the Indexed Crediting Base on the End Date. This will be used to determine the Segment Maturity Value as set forth below. The Indexed Crediting Base is the amount you allocated to the Indexed Segment, less any transfers and withdrawals during the Indexed Term deducted proportionately by the amount that the transfer or withdrawal reduced the Interim Value. Withdrawals include any applicable surrender charge, premium tax or rider charge deductions. If the Performance Rate is positive, the value of your Indexed Segment will increase. If the Performance Rate is negative (after calculation including the Protection Level), the value of your Indexed Segment is reduced. If the Performance Rate is zero, the value of your Indexed Segment will not change. The Segment Maturity Value on the End Date is equal to the sum of A and (A multiplied by B) where:
A = the Indexed Crediting Base on the End Date and
B = the Performance Rate.
For Example:
Indexed Term Segment Start Date = 1/8/2019
Indexed Account = 3-year with 115% Participation Rate
Index Value at Beginning of Term = 1,569
Allocation to Indexed Segment = $100,000
Indexed Crediting Base = $100,000

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				B	A	= A + (B x A)
Indexed Segment Anniversary	Index Value	Index % Change	Participation Rate	Performance Rate	Indexed Crediting Based on the End Date (Prior to Segment Maturity Value calculation)	Segment Maturity Value
1/8/2019	1,616	-	115%	-	-	-
1/8/2020	1,780	-	115%	-	-	-
1/8/2021	1,883	+20%	115%	= 20% x 115% = 23%	$100,000	$123,000
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Indexed Segments With Performance Trigger Rate. The Performance Trigger Rate is a rate of return for an Index Segment that we declare at the beginning of the Index Term, that is used to determine the Segment Maturity Value if the index return for the Indexed Term is zero or positive. If the percentage change in the Index Value is less than zero, then the Performance Rate is the lesser of 1) 0%, or 2) the percentage change in the Index Value plus the Protection Level.
The amount credited to the Indexed Segment is equal to the Performance Rate times the Indexed Crediting Base on the End Date. This will be used to determine the Segment Maturity Value as set forth below. The Indexed Crediting Base is the amount you allocated to the Indexed Segment, less any transfers and withdrawals during the Indexed Term deducted proportionately by the amount that the transfer or withdrawal reduced the Interim Value. Withdrawals include any applicable surrender charge, premium tax or rider charge deductions. If the Performance Rate is positive or zero, the value of your Indexed Segment will increase. If the Performance Rate is negative (after calculation including the Protection Level), the value of your Indexed Segment is reduced. Subsequent Performance Trigger Rates will be declared at the beginning of a term and may be higher or lower than the initial Performance Trigger Rate.
The following example assumes a Performance Trigger. The Segment Maturity Value on the End Date is equal to the sum of A and (A multiplied by B) where:
A = the Indexed Crediting Base on the End Date and
B = the Performance Rate.
For Example:
Indexed Term Segment Start Date = 6/1/2020
Indexed Account = 1-Year with Performance Trigger and 10% Protection
Index Value at Beginning of Term = 1,569
Indexed Fund Value at Beginning of Term = $100,000
Performance Trigger Rate = 5%
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				B	A	= A + (B x A)
Indexed Segment Anniversary	Index Value	Index % Change	Performance Trigger Rate	Performance Rate	Indexed Crediting Based on the End Date (Prior to Segment Maturity Value calculation)	Segment Maturity Value
6/1/2021	1,616	+3%	+5%	+5%	$100,000	$105,000
6/1/2022	1,729	+7%	+5%	+5%	$105,000	$110,250
6/1/2023	1,729	0%	+5%	+5%	$110,250	$115,763
6/1/2024	1,608	-7%	+5%	0%	$115,763	$115,763
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Indexed Segment with Annual Locks. For an Indexed Segment with Annual Locks, the Performance Rate will be calculated in the same manner as without Annual Locks (see discussion above), except it will be calculated on each Index Anniversary Date. However, the performance will NOT be credited to or deducted from the Indexed Segment until the End Date of the Indexed Term (at the end of the 6th year). The amount of the performance credited or deducted from the Indexed Segment on the End Date equals the sum of each Indexed Anniversary’s performance as adjusted for any withdrawals, transfers, or annuitization. On the first Indexed Anniversary Date, the performance equals the Percentage Rate times the Indexed Crediting Base. This performance amount is added to or deducted from the Indexed Crediting Base. This adjusted Indexed Crediting Base becomes the Indexed Crediting Base for the next one-year period. On each Indexed Anniversary Date thereafter, the return for the year is credited to or deducted from the Index Crediting Base and the adjusted Indexed Crediting Base carries over for the next one-year period. As a result, a loss you incur in one year will reduce the amount invested for the next year. In a continuing down market, you could lose in excess of the percentage remaining after the Protection Level. For example, if the Protection Level is 10%, in a continuing down market, you could lose more than 90% of your investment. On the other hand, a gain you incur in one year will increase the Indexed Crediting Base for the next year, upon which future gains (if any) will be calculated. The Segment Maturity Value will equal the value of the Crediting Base on the End Date (after the adjustment for performance on the last Indexed Anniversary Date).
The Indexed Crediting Base is used only to calculate the performance of Indexed Segments on the Indexed Anniversary Date and to calculate the Interim Value. This amount is not available for surrender, withdrawal, transfer, annuitization or as a Death Benefit. In addition to the Indexed Crediting Base adjustment for performance, withdrawals and transfers reduce the Indexed Crediting Base in the same proportion that withdrawals and transfers reduce the Interim Value.
The following example demonstrates the impact of the Performance Cap and Protection Level on an Indexed Account with a 6-Year Annual Lock and assumes no withdrawals have been made.
Indexed Term Segment Start Date = 1/8/2018
Indexed Account = 6-Year with Annual Locks with a 10% Performance Cap and 10% Protection Level
Index Value at Beginning of Term = 1,569
Allocation to Indexed Segment = $100,000
Indexed Crediting Base at Beginning of Term = $100,000
Indexed Segment Anniversary	Index Value	Index % Change	Account Performance Rate (adjusted for Cap or Protection Level)	Indexed Segment Performance Amount	Adjusted Indexed Crediting Base/ Anniversary Value
1/8/2019	1,679	+7%	+7%	$7,000	$107,000
1/8/2020	1,880	+12%	+10%	$10,700	$117,700
1/8/2021	1,636	-13%	-3%	-$3,531	$114,169
1/8/2022	1,554	-5%	-0%	0	$114,169
1/8/2023	1,632	+5%	+5%	+$5,708	$119,877
1/8/2024	1,909	+17%	+10%	+$11,988	$131,865

Note: The Segment Maturity Value is $131,865. The $31,865 (the sum of the values on each Index Anniversary) is not credited to your Contract Value until the end of the 6-year Indexed Term. Until that time, the Interim Value calculations apply. The anniversary amounts are not available to you and are used only for calculation purposes as the Indexed Crediting Base for the next year.
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Crediting Method Considerations. You should choose a Crediting Method that is consistent with your risk tolerance and investment objectives.
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•	If you choose an Indexed Segment with a Performance Cap, and there is positive performance, the Performance Rate we apply on the Indexed Segment End Date could be less than the actual index performance. If the actual index performance is greater than the Performance Cap, your Performance Rate will be lower, possibly significantly lower, than the actual index return.
•	If you choose an Indexed Segment with a Participation Rate, and there is positive performance, the Performance Rate that we apply on the Indexed Segment End Date may be less than, equal to, or greater than the actual index return.
•	If you choose an Indexed Segment with a Performance Trigger Rate, and there is positive performance, the Performance Rate on the Indexed Segment End Date, could be lower, possibly significantly lower, that the actual index return.
•	If you choose an Indexed Segment with an Annual Lock, and there is positive performance, the Performance Rate on the Indexed Segment End Date could be less than the actual index performance.
Reallocation. You will be notified thirty days prior to each Indexed Anniversary Date regarding the timing of investing in new Indexed Segments. The available Indexed Accounts and applicable Performance Caps, Participation Rates and Performance Trigger Rates will be provided 5 business days in advance of the Indexed Anniversary Date on LFG.com/leveladvantage or by calling 1-877-737-6872. If your existing Indexed Segment is at the end of the Indexed Term, you may reallocate the value of the Indexed Segment Maturity Value to any available Indexed Account or variable subaccount as long as the reallocation request is received on or before the end of the

H.R. 10 or Keogh Plans (self-employed individual plans)
•	457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)
Our individual variable annuity products are not available for use with any of the foregoing qualified retirement plan accounts, with the exception of Traditional IRA, SEP IRA, and Roth IRA arrangements. We will amend contracts to be used with a qualified retirement plan as generally necessary to conform to the Code’s requirements for the type of plan. However, the rights of a person to any qualified retirement plan benefits may be subject to the plan’s terms and conditions, regardless of the contract’s terms and conditions. In addition, we are not bound by the terms and conditions of qualified retirement plans to the extent such terms and conditions contradict the contract, unless we consent.
The Setting Every Community Up for Retirement Enhancement (SECURE) Act of 2019
The Setting Every Community Up for Retirement Enhancement (SECURE) Act (the “SECURE Act”) was enacted on December 20, 2019. The SECURE Act made a number of significant changes to the rules that apply to qualified retirement plans and IRA’s, including the following:
•	Increased the required beginning date measuring age from 70½ to 72 for any participant or IRA owner who did not attain age 70½ prior to January 1, 2020. As a result, required minimum distributions are generally required to begin by April 1 of the year following the year in which a participant or IRA owner reached age 72.
•	Eliminated the age 70½ limit for making contributions to an IRA. Beginning in 2020, an IRA owner can make contributions to his or her IRA at any age.
•	Changed the required minimum distribution rules that apply after the death of a participant or IRA owner.
•	Created the “Qualified Birth or Adoption” exception to the 10% additional tax on early distributions.
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The Coronavirus Aid, Relief, and Economic Security (CARES) Act of 2020
The Coronavirus Aid, Relief, and Economic Security (CARES) Act (the “CARES Act”) was enacted on March 27, 2020. The CARES Act includes a number of provisions that affect distributions from qualified retirement plans and IRAs, including the following:
•	Tax-favored Coronavirus Related Distributions
•	Retirement plan loan relief
•	Temporary waiver of required minimum distributions
Tax-favored Coronavirus Related Distributions
The CARES Act provides for tax-favored withdrawals, called Coronavirus Related Distributions (“CRDs”), from retirement plans and IRAs for any plan participant or IRA owner who meets certain requirements. For this purpose, an individual can receive a CRD if the participant or IRA owner can demonstrate that he or she:
•	has been diagnosed with COVID-19,
•	has a spouse or dependent who has been diagnosed with COVID-19,
•	experiences adverse financial consequences as a result of being quarantined, furloughed, laid off, or having reduced work hours.
Retirement plans that can provide CRDs are generally 401(a), 403(a) and (b), and 457(b) plans, as well as IRAs.
CRDs are limited to $100,000 in the aggregate from all retirement plan accounts and IRAs per individual. CRDs are referred to as “tax-favored” because they are not subject to the 10% early withdrawal penalty or the 20% mandatory withholding for eligible rollover distributions, and are included in taxable income of the recipient ratably over a three-year period. A plan participant or IRA owner may repay the CRD, up to the full amount distributed, within 3 years of the distribution. The repayment is treated as a direct trustee to trustee transfer made within 60 days to the plan or account that receives the repayment.
Any distribution taken between January 1, 2020 and December 31, 2020, will be treated as a CRD if it otherwise meets the requirements.
Retirement Plan Loan Relief
The CARES Act includes several provisions that affect retirement plan loans. First the maximum plan loan amounts are increased to $100,000 or 100% of the participant’s vested balance for any loan taken by an individual who meets the requirements for taking a CRD (described above) and who takes the loan within 180 days of the enactment of the CARES Act.
Second, any individual who meets the requirements for taking a CRD and who either (i) has a loan outstanding on the date the CARES Act was enacted or (ii) takes a loan after the CARES Act was enacted, can delay any loan repayment due in 2020 for 1 year.
Third, the year 2020 is not counted in the determination of the maximum 5 year period for the term of a non-residential retirement plan loan.
Temporary Waiver of Required Minimum Distributions
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The CARES Act waives required minimum distributions from 401(a), 403(a) and (b), and 457(b) plans, as well as IRAs, for 2020. In addition, if a plan participant or IRA owner attained his or her required beginning date in 2019 but did not take his or her required minimum distribution prior to December 31, 2019, his or her required minimum distribution for 2019 is also waived.
As a part of this waiver, the year 2020 is not included in the calculation of any 5 or 10 year required distribution period under section 401(a)(9)(B)(ii).
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Tax Treatment of Qualified Contracts
The Federal income tax rules applicable to qualified retirement plans and qualified contracts vary with the type of plan and contract. For example:
•	Federal tax rules limit the amount of Purchase Payments or contributions that can be made, and the tax deduction or exclusion that may be allowed for the contributions. These limits vary depending on the type of qualified retirement plan and the participant’s specific circumstances (e.g., the participant’s compensation).
•	Minimum annual distributions are required under some qualified retirement plans once you reach age 72 or retire, if later as described below.
•	Loans are allowed under certain types of qualified retirement plans, but Federal income tax rules prohibit loans under other types of qualified retirement plans. For example, Federal income tax rules permit loans under some section 403(b) plans, but prohibit loans under Traditional and Roth IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan’s duration, the rate of interest, and the manner of repayment. Your contract or plan may not permit loans.
Please note that qualified retirement plans such as 403(b) plans, 401(k) plans and IRAs generally defer taxation of contributions and earnings until distribution. As such, an annuity does not provide any additional tax deferral benefit beyond the qualified retirement plan itself.
Tax Treatment of Payments
The Federal income tax rules generally include distributions from a qualified contract in the participant’s income as ordinary income. These taxable distributions will include contributions that were deductible or excludible from income. Thus, under many qualified contracts, the total amount received is included in income since a deduction or exclusion from income was taken for contributions to the contract. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.
Required Minimum Distributions
Under most qualified plans, you must begin receiving payments from the contract in certain minimum amounts by your “required beginning date”. Prior to the SECURE Act, the required beginning date was April 1 of the year following the year you attain age 70½ or retired. If you did not attain 70½ prior to January 1, 2020, then your required beginning date will be April 1 of the year following the in which you attain age 72 or retire. If you own a traditional IRA, your required beginning date under prior law was April 1 of the year following the year in which you attained age 70½. If you did not attain age 70½ prior to January 1, 2020, then your required beginning date will be April 1 of the year following the year in which you attain age 72. If you own a Roth IRA, you are not required to receive minimum distributions from your Roth IRA during your life.
Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax equals 50% of the amount by which a required minimum distribution exceeds the actual distribution from the qualified plan.
Treasury regulations applicable to required minimum distributions include a rule that may impact the distribution method you have chosen and the amount of your distributions. Under these regulations, the presence of an enhanced Death Benefit, or other benefit which could provide additional value to your contract, may require you to take additional distributions. An enhanced Death Benefit is any Death Benefit that has the potential to pay more than the Contract Value or a return of investment in the contract. Annuity contracts inside Custodial or Trusteed IRAs will also be subject to these regulations. Please contact your tax advisor regarding any tax ramifications.
Additional Tax on Early Distributions from Qualified Retirement Plans
The Code may impose a 10% additional tax on an early distribution from a qualified contract that must be included in income. The Code does not impose the additional tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, the 10% additional tax will not apply to any of the following withdrawals, surrenders, or Annuity Payouts:
•	Distribution received on or after the Annuitant reaches 59½,
•	Distribution received on or after the Annuitant’s death or because of the Annuitant’s disability (as defined in the Code),
•	Distribution received as a series of substantially equal periodic payments based on the Annuitant’s life (or life expectancy),
•	Distribution received as reimbursement for certain amounts paid for medical care, or